# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: BioLineRx Ltd., CIK 0001498403
CUSIP: 09071M304
Title of class of securities: Ordinary Shares, par value NIS 0.10 per share
Address of issuer's principal executive offices: 2 HAMA-AYAN STREET, MODI-IN TECHNOLOGY PARK, MODI-IN, Israel (L3), 7177871
Date of event which requires filing of this statement: 06/30/2025
Filed pursuant to Rule 13d-1(b)
Filed by CIK 0000919185

## Reporting persons
- Highbridge Capital Management, LLC: type of reporting person: investment adviser (IA), other (OO); citizenship or place of organization: Delaware (DE); sole voting power 172,950,600; shared voting power 0; sole dispositive power 172,950,600; shared dispositive power 0; aggregate amount beneficially owned 172,950,600 (7.2% of the class)
  Comment: The 172,950,600 Ordinary Shares (as defined in Item 2(a)) reported herein are represented by 288,251 ADSs (as defined in Item 2(a)) issuable upon exercise of warrants.

## Item 1. Issuer
Name of issuer: BioLineRx Ltd.
Address of issuer's principal executive offices: 2 HAMA-AYAN STREET, MODI-IN, Israel 7177871

## Item 2. Person Filing
Name of person filing:
This statement is filed by Highbridge Capital Management, LLC ("Highbridge" or the "Reporting Person"), a Delaware limited liability company and the investment adviser to certain funds and accounts (the "Highbridge Funds"), with respect to the ordinary shares, par value NIS 0.10 per share ("Ordinary Shares"), of BioLineRx Ltd., an Israeli corporation (the "Issuer"), issuable upon exercise of warrants directly held, in the form of American Depositary Shares ("ADSs"), by the Highbridge Funds.

There is no CUSIP number assigned to the Ordinary Shares. The CUSIP Number 09071M304 has been assigned to the ADSs of the Issuer, which are quoted on the Nasdaq Capital Market under the symbol "BLRX." Each ADS represents 600 Ordinary Shares.

The filing of this statement should not be construed as an admission that any of the foregoing persons or the Reporting Person is, for the purposes of Section 13 of the Securities Exchange Act of 1934, the beneficial owner of the securities reported herein.
Address of principal business office or, if none, residence: The address of the business office of the Reporting Person is 277 Park Avenue, 23rd Floor, New York, New York 10172.
Citizenship: Highbridge is a Delaware limited liability company.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA)

## Item 4. Ownership
Amount beneficially owned:
The information required by Item 4(a) is set forth in Row 9 of the cover page for the Reporting Person and is incorporated herein by reference.

The percentage set forth in this Schedule 13G is calculated based upon an aggregate of 2,232,601,990 Ordinary Shares outstanding as of May 15, 2025, as reported in Exhibit 99.1 to the Report of Foreign Private Issuer on Form 6-K filed with the Securities and Exchange Commission on May 23, 2025, and assumes the exercise of the warrants held by the Highbridge Funds.
Percent of class: 7.2%
Sole power to vote or to direct the vote: The information required by Item 4(c)(i) is set forth in Row 5 of the cover page for the Reporting Person and is incorporated herein by reference.
Shared power to vote or to direct the vote: The information required by Item 4(c)(ii) is set forth in Row 6 of the cover page for the Reporting Person and is incorporated herein by reference.
Sole power to dispose or to direct the disposition: The information required by Item 4(c)(iii) is set forth in Row 7 of the cover page for the Reporting Person and is incorporated herein by reference.
Shared power to dispose or to direct the disposition: The information required by Item 4(c)(iv) is set forth in Row 8 of the cover page for the Reporting Person and is incorporated herein by reference.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person: See Item 2(a). The Highbridge Funds have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Ordinary Shares reported herein. Highbridge Tactical Credit Master Fund, L.P., a Highbridge Fund, has the right to receive or the power to direct the receipt of dividends or the proceeds from the sale of more than 5% of the Ordinary Shares.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Highbridge Capital Management, LLC: /s/ Kirk Rule, Kirk Rule, Executive Director (08/14/2025)